UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 1481 746 411
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On December 3, 2025, Super Group’s Board of Directors declared a regular cash dividend on its ordinary shares of 4¢ per share, payable on December 19, 2025, to shareholders of record as of the close of business on December 15, 2025. This dividend, combined with the Q1 2025 dividend of 4¢ per share paid on March 28, 2025, the Q2 2025 dividend paid on June 30, 2025, and the Q3 dividend paid on September 26, 2025, takes the total shareholder dividend declared for 2025 to date to 16¢ per share.
Chief Executive Officer, Neal Menashe commented: “Our focus on efficiency and disciplined execution continues to translate into robust cash generation. This quarter’s dividend underscores our ability to deliver. We remain committed to a balanced capital allocation framework that supports sustainable growth and consistent capital returns to shareholders.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 4, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory